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                           March 23, 2023

       Herman Billung
       Chief Executive Officer
       Himalaya Shipping Ltd.
       S.E. Pearman Building, 2nd floor
       9 Par-la-Ville Road
       Hamilton HM 11, Bermuda

                                                        Re: Himalaya Shipping
Ltd.
                                                            Amendment No. 1 of
Registration Statement on Form F-1
                                                            Filed March 20,
2023
                                                            File No. 333-270337

       Dear Herman Billung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2023 letter.

       Amendment No. 1 of Registration Statement on Form F-1

       Key Performance Indicators
       Earnings Premium, page 64

   1. We note your disclosure that you estimate a Himalaya-built vessel could earn up to 70%
                                                        more than a comparable
conventional Capesize vessel. Please revise your disclosure to provide your basis for
such estimate, including all material assumptions.
 Herman Billung
FirstName  LastNameHerman Billung
Himalaya Shipping  Ltd.
Comapany
March      NameHimalaya Shipping Ltd.
       23, 2023
March2 23, 2023 Page 2
Page
FirstName LastName
       You may contact Lily Dang, Staff Accountant at 202-551-3867 or Mark Wojciechowski,
Staff Accountant at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      James McDonald